UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement under

Section 13(e) of the Securities Exchange Act of 1934

CHINA FIRE & SECURITY GROUP, INC.

(Name of the Issuer)

China Fire & Security Group, Inc.

Amber Parent Limited

Amber Mergerco, Inc.

Li Brothers Holdings Inc.

Jin Zhan Limited

Vyle Investment Inc.

Small Special Technology Inc.

Weigang Li

Brian Lin

Weishe Zhang

(Names of Person(s) Filing Statement)

Bain Capital Asia Integral Investors, L.P.

Bain Capital Investors, LLC

Bain Capital Asia Fund, L.P.

Bain Capital Fund X, L.P.

Bain Capital Partners Asia, L.P.

Bain Capital Partners X, L.P.

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90915 R 105

(CUSIP Number of Class of Securities)

Brian Lin c/o China Fire & Security Group, Inc. South Banbidian Industrial Park Liqiao Township, Shunyi District Beijing, 101304 People’s Republic of China Telephone: +86 10 8441 7400

Sean Doherty

Amber Parent Limited

Amber Mergerco, Inc.

Bain Capital Asia Integral Investors, L.P.

Bain Capital Investors, LLC

Bain Capital Asia Fund, L.P.

Bain Capital Fund X, L.P.

Bain Capital Partners Asia, L.P.

Bain Capital Partners X, L.P.

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, Massachusetts 02199

Telephone: +1 617 516 2000

Weigang Li c/o Li Brothers Holdings Inc. P.O. Box 3321 Drake Chambers Road Town, Tortola British Virgin Islands	Weigang Li c/o Jin Zhan Limited P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola British Virgin Islands	Brian Lin c/o Vyle Investment Inc. Pasea Estate Road Town, Tortola British Virgin Islands

Weishe Zhang c/o Small Special Technology Inc. Morgan & Morgan Building Pasea Estate Road Town, Tortola British Virgin Islands	Weigang Li Brian Lin Weishe Zhang South Banbidian Industrial Park Liqiao Township, Shunyi District Beijing, 101304 People’s Republic of China Telephone: +86 10 8441 7400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Ling Huang, Esq. Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China Telephone: +86 10 5922 8000	Alan D. Axelrod Bilzin Sumberg Baena Price & Axelrod LLP Suite 2300 1450 Brickell Avenue Miami, Florida U.S.A. Telephone: +1 305 374 7580

Steven Liu, Esq. DLA Piper UK, LLP 20th Floor, South Tower, Beijing Kerry Center 1 Guanghua Road Chaoyang District, Beijing 100020 People’s Republic of China Telephone: +86 10 6561 1788	David Patrick Eich, Esq. Jesse Sheley, Esq. Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Telephone: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

☒ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b. The filing of a registration statement under the Securities Act of 1933.

☐ c. A tender offer.

☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**
$265,584,025	$30,834.31

*Estimated for purposes of calculating the amount of filing fee only. The proposed maximum aggregate transaction value for purposes of calculating the filing fee is $265,584,025.  The maximum aggregate transaction value was calculated based upon the sum of (A) (1) 28,640,321 shares of common stock (including shares of restricted stock) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub on June 8, 2011, multiplied (2) by $9.00 per share (the “per share merger consideration”) and (B) (1) 1,731,220 shares of common stock underlying outstanding options of the Company with an exercise price of $6.81 or less, as of June 8, 2011, multiplied by (2) the excess of the per share merger consideration over the weighted average exercise price of $4.48.  The filing fee equals the product of 0.0001161 multiplied by the maximum aggregate value of the transaction.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, is calculated by multiplying the transaction valuation by 0.0001161.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,834.31
Form or Registration No.:	Schedule 14A-Preliminary Proxy Statement
Filing Party:	China Fire & Security Group, Inc.
Date Filed:	June 10, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

		Page
INTRODUCTION

Item 15	Additional Information	3

Item 16	Exhibits	4

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China Fire & Security Group, Inc., a Florida corporation (the “Issuer” or the “Company”), Amber Parent Limited, an exempted company incorporated in the Cayman Islands (“Parent”), Amber Mergerco, Inc., a Florida corporation (“Merger Sub”) and a wholly-owned subsidiary of Parent, Li Brothers Holdings Inc., a British Virgin Islands corporation (“Li Brothers”), Jin Zhan Limited, an exempted company incorporated in the British Virgin Islands (“Jin Zhan”), Vyle Investment Inc., a British Virgin Islands corporation (“Vyle Investment”), Small Special Technology Inc., a British Virgin Islands corporation (“Small Special”), Bain Capital Asia Integral Investors, L.P., a Cayman Islands limited partnership (“Asia Integral”), Bain Capital Investors, LLC, a Delaware limited liability company (“Bain Capital”), Bain Capital Asia Fund, L.P., a Cayman Islands limited partnership, Bain Capital Fund X, L.P., a Cayman Islands limited partnership, Bain Capital Partners Asia, L.P., a Cayman Islands limited partnership, Bain Capital Partners X, L.P., a Cayman Islands limited partnership, Mr. Weigang Li, the Chairman of the board of directors of the Company, Mr. Brian Lin, the Chief Executive Officer and member of the board of directors of the Company, and Mr. Weishe Zhang, the Vice President of Strategic Planning and member of the board of directors of the Company.  The class of equity securities to which this Transaction Statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”).

On May 20, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub providing for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”).  Asia Integral, whose general partner is Bain Capital, owns all of the interests in Parent. Upon consummation of the Merger and pursuant to the Rollover Agreement (as defined below), Asia Integral will own approximately 75.8% of Parent and certain other persons will own approximately 24.2% of Parent.

Concurrently with the execution and delivery of the Merger Agreement, each of Li Brothers, China Honour Investment Limited, an exempted company incorporated in the British Virgin Islands, Jin Zhan, Vyle Investment, Small Special, Mr. Weigang Li, Mr. Brian Lin and Mr. Weishe Zhang (collectively, the “Voting Shareholders”) entered into voting agreements (collectively, the “Voting Agreements”) with Parent and Merger Sub, pursuant to which the Voting Shareholders, from and after the date of the Merger Agreement and until the earlier of the effective time or the termination of the Merger Agreement pursuant to its terms, irrevocably and unconditionally granted to, and appointed Parent or its designee, such Voting Shareholder’s proxy and attorney-in-fact, to vote or cause to be voted 16,789,100 shares of Common Stock and 127,500 shares of restricted stock owned by them, aggregating approximately 59.0% of the outstanding voting securities of the Company as of August 10, 2011, among other things, in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against any acquisition proposal from any third party without regard to its terms. If for any reason the proxy granted therein is not irrevocable, the Voting Shareholders have also agreed to, among other things, to vote the shares of Common Stock and shares of restricted stock subject to the voting agreements in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any acquisition proposal from any third party without regard to its terms.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.  Except as set forth in this final amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15.                 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 22, at a special meeting of shareholders of the Company, the Company’s shareholders voted to approve the Merger Agreement.

On November 4, 2011, the Company filed the Articles of Merger with the Division of Corporations of Florida Department of State, pursuant to which the Merger became effective. Upon consummation of the Merger, each outstanding share of Common Stock (other than as described below) was converted automatically into the right to receive $9.00 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. Li Brothers is a special purpose company controlled in part and Jin Zhan is a special purpose company controlled in full by Mr. Weigang Li, and Vyle Investment and Small Special are special purpose companies controlled in full by Mr. Brian Lin and Mr. Weishe Zhang, respectively (Li Brothers, Jin Zhan, Vyle Investment and Small Special collectively, the “Rollover Investors”). The Rollover Investors entered into a rollover agreement (the “Rollover Agreement”) with Parent and Merger Sub. Pursuant to the Rollover Agreement, upon the Merger, Rollover Investors contributed to Parent a portion of the shares of Common Stock owned by them (the “Rollover Shares”), in exchange for a certain equity interest in Parent at the same price per share as is paid by the shareholders of Parent affiliated with the Sponsors. In addition, Li Brothers contributed an additional portion of the Common Stock owned by it (the “Cashed-Out Shares”) to Merger Sub in exchange for a per share amount equal to the Per Share Merger Consideration, which will be paid after the Company’s shareholders generally receive their merger consideration. The surviving corporation is required to pay Li Brothers the consideration for the Cashed-Out Shares as soon as practicable following such time as it has funds sufficient to make such payment and to use its reasonable best efforts to make such payment within three months following the completion of the Merger. Shares of Common Stock owned by Parent or Merger Sub (including the Rollover Shares and the Cashed-Out Shares) were canceled without payment based on the Per Share Merger Consideration. No shareholder has made a demand for appraisal rights under the Florida Business Corporation Act. Upon consummation of the Merger, each outstanding stock option was canceled in exchange for a cash payment equal to the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such stock option, less any required withholding taxes. Payment to holders of vested outstanding stock options was made upon the Merger. Payment to holders of unvested outstanding stock options will be made on the dates such unvested stock options would have vested (subject to the same conditions on vesting as applied to the unvested stock options immediately prior to the completion of the Merger if such unvested stock options had not been cancelled upon consummation of the Merger), without any crediting of interest for the period from the completion of the Merger until vesting. Upon consummation of the Merger, each outstanding share of restricted stock was converted into the right to receive, on the date such share of restricted stock would have vested (subject to the same conditions on vesting as applied to each share of restricted stock immediately prior to the completion of the Merger if such share of restricted stock had not been converted upon the Merger), an amount in cash equal to the Per Share Merger Consideration, less any required withholding taxes and without any crediting of interest for the period from the completion of the Merger until vesting.

Upon the effective time of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on The NASDAQ Capital Market  (“NASDAQ”) prior to the opening of trading on November 7, 2011 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NASDAQ has filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Common Stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16.                 Exhibits

Exhibit No.	Description

(a)(1)(A)

Proxy Statement of China Fire & Security Group, Inc. (incorporated by reference to Schedule 14A, filed by China Fire & Security Group, Inc. with the Securities and Exchange Commission on August 12, 2011 and subsequently amended on September 16, 2011 (the “Proxy Statement”)).

(a)(1)(B)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(1)(C)	Notice of Special Meeting of Shareholders of China Fire & Security Group, Inc. (incorporated by reference to the Proxy Statement).

(a)(5)(A)	Press Release issued by China Fire & Security Group, Inc. on May 20, 2011 (incorporated by reference to the Current

Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on May 23, 2011).

(a)(5)(B)	Presentation to the Special Committee by Barclays Capital Asia, dated May 18, 2011*

(a)(5)(C)	The Current Report on Form 8-K furnished by China Fire & Security Group, Inc. to the Securities and Exchange Commission on September 15, 2011.

(a)(5)(D)

Press Release issued by China Fire & Security Group, Inc. on September 22, 2011 (incorporated by reference to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on September 23, 2011).

(a)(5)(E)

Press Release issued by China Fire & Security Group, Inc. on November 4, 2011 (incorporated by reference to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on November 4, 2011).

(b)(1)

Debt Commitment Letter, dated May 20, 2011, by and among Amber Mergerco, Inc., Bank of America, N.A., The Hongkong and Shanghai Banking Corporation Limited and Citigroup Global Markets Asia Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on May 23, 2011).

(b)(2)

Equity Commitment Letter, dated May 20, 2011, by Bain Capital Asia Fund, L.P. and Bain Capital Fund X, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on May 23, 2011).

(b)(3)

Limited Guarantee, dated May 20, 2011, by Bain Capital Asia Fund, L.P. in favor of China Fire & Security Group, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc.  with the SEC on May 23, 2011).

(c)(1)	Opinion of Barclays Capital Asia Limited, dated May 20, 2011 (incorporated by reference to Annex B: Opinion of Barclays Capital Asia Limited, to the Proxy Statement).

(c)(2)	Preliminary Valuation Materials, dated April 8, 2011, of Barclays Capital Asia Limited to the Special Committee**

(d)(1)

Agreement and Plan of Merger, dated May 20, 2011, by and among China Fire & Security Group, Inc., Amber Parent Limited and Amber Mergerco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011).

(d)(2)	Form of Voting Agreements (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011).

(d)(3)

Rollover Agreement, dated May 20, 2011, by and among Amber Parent Limited, Amber Mergerco, Inc., Li Brothers Holdings Inc., Vyle Investment, Inc., Jin Zhan Limited and Small Special Technology Inc. (incorporated by reference to Annex D: Rollover Agreement, to the Proxy Statement).

(f)	Statement of Appraisal Rights (incorporated by reference to Annex C: Sections 607.1301-607.1333 of the Florida Business Corporation Act, to the Proxy Statement).

(g)	None.

*                                         Previously filed on June 10, 2011.

**                                  Previously filed on August 1, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 4, 2011

CHINA FIRE & SECURITY GROUP, INC.

/s/ Weigang Li
Name: Weigang Li
Title: Chairman

AMBER PARENT LIMITED

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

AMBER MERGERCO, INC.

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

LI BROTHERS HOLDINGS INC.

/s/ Weigang Li
Name: Weigang Li
Title: Director

JIN ZHAN LIMITED

/s/ Weigang Li
Name: Weigang Li
Title: Director

VYLE INVESTMENT INC.

/s/ Brian Lin
Name: Brian Lin
Title: Director

SMALL SPECIAL TECHNOLOGY INC.

/s/ Weishe Zhang
Name: Weishe Zhang
Title: Director

BAIN CAPITAL ASIA INTEGRAL INVESTORS, L.P.
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL INVESTORS, LLC

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL ASIA FUND, L.P.
By: Bain Capital Partners Asia, L.P.,
its general partner
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL FUND X, L.P.
By: Bain Capital Partners X, L.P.,
its general partner
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL PARTNERS ASIA, L.P.
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL PARTNERS X, L.P.
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

/s/ Weigang Li
Weigang Li

/s/ Brian Lin
Brian Lin

/s/ Weishe Zhang
Weishe Zhang